AM 12/6/2002**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | October 31, 2004 |
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02053785

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28300 |

RECEIVED DEC - 3 2002 WASH. D.C. PROCESSING

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberty Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way, Suite 202
(No. and Street)

| Oceanside | CA | 92056 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hensel, Donald D. (760) 722-2991
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jamieson, James R.
(Name – *if individual, state last, first, middle name*)

| 2424 Vista Way, Suite 201 | Oceanside | CA | 92054-6171 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Donald D. Hensel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberty Securities, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

Signature 12-02-02

President
Title

Notary Public

MARGARET R. WILKE
Comm. # 1276568
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires Sep. 11, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# First Liberty Securities, Inc.
# Table of Contents

## September 30, 2002

# The Jamieson Company

CERTIFIED PUBLIC ACCOUNTANT

***INDEPENDENT ACCOUNTANT'S AUDIT REPORT***

The Board of Directors
First Liberty Securities, Inc.
PO Box 1793
Carlsbad, CA92018

I have audited the accompanying balance sheet of First Liberty Securities, Inc. as of September 30, 2002, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Liberty Securities, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information shown on Pages 8 to 14 is presented as required by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The Jamieson Company

December 2, 2002

**2424 Vista Way, Suite 201 • Oceanside, CA 92054-6171**
**760.722.1607 • Fax: 760.722.1659**
**e-mail: info@jamiesoncpa.com**

# First Liberty Securities, Inc.
# Balance Sheet

## September 30, 2002

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash | $ | 11,853 |
| **Total current assets** | | 11,853 |
| **Total assets** | $ | 11,853 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | $ | - |
| **Total liabilities** | | - |
| **Stockholders' equity** | | |
| Capital stock - 75,000 shares authorized, 10,000 issued and outstanding | $ | 10,000 |
| Paid in capital | | 8,970 |
| Accumulated deficit | | (7,117) |
| **Total stockholders' equity** | | 11,853 |
| **Total liabilities and stockholders' equity** | $ | 11,853 |

*See accompanying auditor's report and notes*

# First Liberty Securities, Inc.
# Statement of Operations

## For the Year Ended September 30, 2002

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 1,259 |
| Consulting fees | 1,000 |
| **Total revenues** | 2,259 |
| **Operating expenses** | |
| General and administrative | 2,149 |
| **Total operating expenses** | 2,149 |
| **Income from operations** | 110 |
| **Other income** | |
| Interest income | 128 |
| **Income before taxes** | 238 |
| **Income taxes** | 800 |
| **Net (loss)** | $ (562) |

*See accompanying auditor's report and notes*

# First Liberty Securities, Inc.
# Statement of Changes in Stockholders' Equity

## For the Year Ended September 30, 2002

| | | |
|---|---|---|
| **Common stock** | | |
| Balance, beginning | $ | 10,000 |
| Balance, ending | $ | 10,000 |
| **Paid in capital** | | |
| Balance, beginning | $ | 8,970 |
| Balance, ending | $ | 8,970 |
| **Accumulated deficit** | | |
| Balance, beginning | $ | (6,555) |
| Net loss | | (562) |
| Balance, ending | $ | (7,117) |

*See accompanying auditor's report and notes*

# First Liberty Securities, Inc.
# Statement of Cash Flows

## For the Year Ended September 30, 2002

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (562) |
| **Net cash (used) by operating activities** | | (562) |
| **Cash flows from investing activities** | | None |
| **Cash flows from financing activities** | | None |
| **Net (decrease) in cash and equivalents** | | (562) |
| **Cash and equivalents, beginning** | | 12,415 |
| **Cash and equivalents, ending** | $ | 11,853 |

**Supplemental disclosure of cash flow information:**

| | | |
|---|---|---|
| Cash payments were made during the period for: | | |
| Income taxes | $ | 800 |

*See accompanying auditor's report and notes*

# First Liberty Securities, Inc.

## Notes to the Financial Statements
## September 30, 2002

### 1. Description of The Company:

First Liberty Securities, Inc., is a broker-dealer for the sale of interests in direct participating limited partnerships. The Company operates from the office of an affiliate. A number of administrative and personnel services are shared with the affiliate without compensation.

### 2. Summary of Significant Accounting Policies:

***Cash And Cash Equivalents:*** Cash represents available funds on deposit with banking institutions and the clearing broker-dealer, Round Hill Securities.

***Fixed Assets:*** Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, primarily five years.
Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

***Income Taxes:*** Income taxes are provided for the expense related to the current taxable income of the company. Deferred tax expense, or benefit, is provided for the future cost or benefit related to the difference in tax and accounting basis of assets or liabilities. A benefit, less an appropriate valuation allowance, is also recognized for the future tax benefit of operating loss carry forwards available to offset future taxable income.

***Revenue Recognition:*** The Company maintains its accounting books and records under the accrual basis of accounting and generally accepted accounting principles. Revenues are recognized when earned or when the amount is determined. Expenses are recorded when incurred.

### 3. Fixed Assets

Fixed assets consist of the following as of September 30, 2002:

| | |
|---|---|
| Computer, office equipment...................................................... | 10,314 |
| Less: Accumulated Depreciation...................................... | 10,314 |
| | $ 0 |

### 4. Income Taxes:

The provision for income taxes at September 30, all paid currently, is as follows:

| | |
|---|---|
| Federal | $ - |
| California | 800 |
| | $ 800 |

## 4. Income Taxes (continued):

The Company has net operating loss carry forwards which expire as follows:

| | |
|---|---|
| 2008 | $2,612 |
| 2009 | 1,337 |
| 2010 | 78 |
| 2013 | 1,008 |
| 2019 | 460 |
| 2021 | 1,820 |
| 2022 | 562 |
| | $ 7,877 |

The benefit associated with these loss carry forwards, less the valuation allowance of $1,181, has been recorded as $-0-. Management feels that the probability of income being earned to take advantage of the losses is less than reasonably assured.

## 5. Net Capital

The net capital of First Liberty Securities, Inc. as of September 30, 2002 is $11,852. The required net capital, as computed in accordance with SEC Rule 15c3-1, at the same date is $5,000.

## 6. Restrictions on Cash

The cash deposit at Round Hill Securities is restricted according to the contract such that it may be withdrawn only after termination of the contract, and is returnable to the company within 30 days.

## 7. Common Stock

During the current year, the company did not sell or repurchase any shares of common stock.

SUPPLEMENTARY INFORMATION

## First Liberty Securities, Inc.
## Statement of Availability for Examination

## September 30, 2002

The Statements of Financial Condition and the Annual Audited Report (Form X-17A-5, Part III) pursuant to rule 17a-5 are available for examination at the principal office of First Liberty Securities, Inc. and at the regional office of the Securities and Exchange Commision.

**First Liberty Securities, Inc.**
**Computation of Net Capital**

**September 30, 2002**

The following computation is made pursuant to Rule 15c3-1.

| | |
|---|---|
| Total assets | $ 11,852 |
| Net worth | 11,852 |
| Subordinated indebtedness | - |
| Adjusted net worth | 11,852 |
| Non-liquid assets | - |
| Tentative net capital | 11,852 |
| Reserves in inventory | - |
| Net capital | $ 11,852 |

# First Liberty Securities, Inc.
# Computation of Reserve Requirement

## September 30, 2002

Pursuant to Rule 15c3-3, the Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule.

The conditions of the exemption were being compiled as of the examination date and no facts indicate that the exemption had not been complied with during the auditied period.

**First Liberty Securities, Inc.**
**Information Relating to Possession or Control Requirements Under Rule 15c3-3**

**September 30, 2002**

The Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule.

# First Liberty Securities, Inc.
# Reconciliation of the Computation of Net Capital in the Audit Report to the Broker's Report

## September 30, 2002

This reconcilation is pursuant to SEC Rule 17a-5(d) (4), and in accordance with generally accepted accounting principles.

| | | |
|---|---|---|
| Net Capital, per audited Statements | $ | 11,852 |
| Accountant's Adjustments | | - |
| Net Capital in Broker's Report | $ | 11,852 |

## First Liberty Securities, Inc.
## Reconciliation of the Computation for Determination of Reserve Requirements

### September 30, 2002

Supplemental report pursuant to SEC Rule 17a-5(d) (4).

Pursuant to Rule 15c3-3, the Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule.

**First Liberty Securities, Inc.**
**Information on Material Inadequacies**
**Under Rule 17-A-5(j)**

**September 30, 2002**

Pursuant to Rule 17-A-5(j), my examination did not disclose any material inadequacies during the period covered by the audited financial statements.

**First Liberty Securities, Inc.**

**Financial Statements**
**And**
**Independent Auditor's Report**

**September 30, 2002**